K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

June 5, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Re:                             Amphastar Pharmaceuticals, Inc.

Registration Statement on Form S-1; Amendment No. 1

Submitted May 20, 2014

File No. 333-196097

Ladies and Gentlemen,

Amphastar Pharmaceuticals, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated May 30, 2014 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”) as filed via EDGAR, marked against the Registration Statement filed with the Commission on May 20, 2014. If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 66

1.              You state that you have achieved profitability for the last three years. Please also disclose that you had a loss for the most recent quarter ended March 31, 2014.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 61 and 96 of the Registration Statement accordingly.

2.                    You state here and on page 1 that you discontinued the Primatene Mist HFA product in 2009 due to lack of active pharmaceutical ingredient, or API, supply, which appears inconsistent with your disclosure elsewhere in the filing that states that discontinuance was due to an FDA determination that the CFC formulation of Primatene Mist could not be marketed or sold in the U.S. Please revise your disclosure throughout the document for consistency

Company Response: With respect to the Staff’s comment regarding the Company’s discontinuance of its product, the Company respectfully advises the Staff that the references to product discontinuation due to lack of API supply relate to the Company’s Amphadase product, not to its Primatene Mist HFA product candidate.  To clarify this point, the Company has revised the disclosure on pages 1–2, 61 and 96 of the Registration Statement to separate the discussions of Primatene Mist HFA and Amphadase into separate paragraphs.

Critical Accounting Policies

Inventory, page 75

3.                    Please include an explanation for the decrease of your reserves for excess and obsolete inventories from approximately $5.8 million at December 31, 2013 to approximately $2.1 million at March 31, 2014 or direct us to existing disclosures.

Company Response: The Company advises the Staff that the decrease of approximately $3.7 million in its reserve for excess and obsolete inventory at March 31, 2014 compared to December 31, 2013 primarily relates to its destruction of obsolete Primatene Mist CFC inventory during the first quarter of 2014 which was included in the Company’s reserve as of December 31, 2013.  The Company has revised the disclosure on page F-27 of the Registration Statement accordingly.

Financial Statements

Note 3- Goodwill and Intangible Assets

Purchased Trademarks

Primatene Mist, page F-24

4.                    Please refer to your response to comment three. You state in Note 3 that in February 2014 the FDA advisory committees met to discuss the NDA for Primatene Mist HFA. The Committee voted 14 to 10 that the data in the NDA supported efficacy, but voted 17 to 7 that safety had not been established for the intended use. The Committee also voted 18 to 6 that the product did not have a favorable risk-benefit profile for the intended use. Please clarify how the committee concerns discussed in your response address the safety and favorable risk-benefit profile issues in which the committee voted against. In addition, please update the filing for any developments with respect to the May PDUFA date and FDA ruling. You also state in your response that the intangible relates to the Primatene Mist trade name and not the formula itself. Please help us understand the options you plan to pursue to ultimately realize the benefit of the trade name if the FDA ultimately does not approve your product for marketing.

Company Response: The Company advises the Staff that on May 22, 2014, subsequent to the Company’s May 14, 2014 response letter, the Company received a complete response letter, or CRL, from the FDA. The FDA provided this CRL after having considered the concerns and recommendations of the Committee. To this end, the CRL clarifies the FDA’s concerns and defines the issues the Company must address in order to obtain approval. For this reason, rather than addressing here how the Company’s prior response addressed the concerns raised by the Committee at that time, the Company will focus its response on the FDA’s concerns as they are now known and have been clarified through receipt of the CRL, the Company’s assessment of these concerns on its intangible trade name impairment analysis, the Company’s plans to address the concerns raised by the FDA in order to obtain approval and the options the Company plans to pursue to ultimately realize the benefit of the trade name if the FDA ultimately does not approve Primatene Mist HFA for marketing as an over-the-counter product.

The CRL describes the additional data and information that the FDA believes are necessary before Primatene Mist HFA can be considered for approval. The CRL requests additional non-clinical information, label revisions related to correct use of the inhaler device and follow-up studies (label comprehension, behavioral and actual use) to assess consumers’ ability to use the device correctly. Additionally, in the CRL for Primatene Mist HFA, the FDA noted current Good Manufacturing Practices, or cGMP, deficiencies in a recent inspection of the Company’s API supplier’s manufacturing facility, which produces epinephrine, and indicated that the Company’s NDA could not be approved until these issues were resolved. Subsequent to the receipt of the CRL, the supplier notified the Company that the cGMP deficiencies were satisfactorily resolved. Accordingly, the Company believes this condition for approval has been satisfied. The Company intends to generate the remaining data required by the CRL and submit an NDA Amendment that the Company believes will address the FDA’s concerns.

As previously disclosed to the Staff, at a joint meeting of FDA’s Nonprescription Drugs Advisory Committee and its Pulmonary Allergy Drugs Advisory Committee, the Committee voted 14 to 10 that the data in the NDA supported efficacy. The concerns raised in the CRL do not go to whether epinephrine is an appropriate drug for treatment of asthma in an over-the-counter, or OTC, setting.  The concerns instead go to consumers’ ability to use the product correctly. The Company believes that, with revised labeling, it will be able to demonstrate consumers’ ability to correctly use in the studies requested by the FDA.

The Company believes that it is more likely than not that the FDA will approve Primatene Mist HFA for OTC use. If the Company were unable to use the trade name Primatene in an OTC product, it believes that it may be able to use it in connection with a branded prescription product.  Accordingly, the value of the trade name is not associated with the approval of the product in an OTC setting exclusively.

Because the Company received a CRL, it has reassessed the value of the intangible asset, including the Company’s estimated costs to generate the data to meet the FDA’s requests.  The Company currently estimates that the cost of the additional studies will be between $1.5 million and $2.5 million, and intends to promptly commence the additional studies.  Based on these facts and analyses and the Company’s revised financial forecast for Primatene, the Company determined that the intangible asset was not impaired.

In response to the Staff’s comment regarding the May PDUFA date and FDA ruling, the Company has revised the disclosure on pages 1, 61, 71, 96, 103, 106, F-7, F-21, F-25 and F-57 of the Registration Statement.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3574 or email me at david.allen@klgates.com.

Sincerely,

/s/ David B. Allen

K&L Gates LLP

David B. Allen

cc:                                Jason Shandell, Amphastar Pharmaceuticals, Inc.

Michael Hedge, K&L Gates LLP

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.